PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colchester Partners, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal Street

                (No. and Street)

Boston   MA   02110

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Andrew   (617)-896-0202

                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yoshida & Sokolski, P.C.

        (Name – if individual, state last, first, middle name)

400 Unicorn Park Fl 4   Woburn   MA   01801

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Eric Andrew _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Colchester Partners, LLC _____, as

of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



MING HAN
Notary Public, Commonwealth of Massachusetts
My Commission Expires Nov. 7, 2019

_____
Signature

VP / FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

COLCHESTER PARTNERS, LLC

STATEMENTS OF FINANCIAL

CONDITION

DECEMBER 31, 2017 AND 2016

COLCHESTER PARTNERS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2017 AND 2016



Yoshida & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Colchester Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Colchester Partners, LLC as of December 31, 2017 and 2016. In our opinion, the financial statements present fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Colchester Partners, LLC's management. Our responsibility is to express an opinion on Colchester Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colchester Partner, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Yoshida & Sokolski, PC

Yoshida & Sokolski, P.C.

We have served as Colchester Partners, LLC's auditor since 2009.
Woburn, Massachusetts
February 15, 2018

400 Unicorn Park • 4th Floor • Woburn, Massachusetts 01801 • (781) 273-1010 • Fax: (781) 270-9592   www.yoshcpa.com

COLCHESTER PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 1,160,534	$ 831,438
Accounts receivable	180,538	117,536
TOTAL CURRENT ASSETS	1,341,072	948,974
EQUIPMENT & IMPROVEMENTS, net accumulated depreciation of $107,414 and $102,564 for 2017 and 2016	10,392	6,658
OTHER ASSETS		
Prepaid expenses	51,131	51,131
Advances to related parties	3,200	3,200
Investments	72	72
TOTAL OTHER ASSETS	54,403	54,403
TOTAL ASSETS	$ 1,405,867	$ 1,010,035
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 303,732	$ 271,085
TOTAL CURRENT LIABILITIES	303,732	271,085
MEMBERS' EQUITY	1,102,135	738,950
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,405,867	$ 1,010,035

COLCHESTER PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

NOTE 1   *NATURE OF BUSINESS*

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all liquid investment instruments with original maturities of ninety days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and trade accounts receivables.

The Company places its cash with a financial institution with a high credit rating, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk (Continued)

Concentration of credit risk related to trade accounts receivable is limited due to a client base of companies and individuals with high net worth. The Company performs credit evaluations of its clients' financial condition and does not require collateral, since management does not anticipate nonperformance of payment.

Fair Value

All current assets and current liabilities, because of their short-term nature, are stated at cost or face value, which approximates market value.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated economic or useful lives of the applicable assets. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvements. The cost of maintenance and repairs is charged to expense as incurred.

NOTE 3   INVESTMENTS

The investment is in a minority interest of a Limited Liability Company valued at cost.

NOTE 4   ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company's accounts receivable are client obligations due under normal trade terms carried at their face value, less provisions for bad debts. The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific client circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. At December 31, 2017 and 2016, management believes no allowance is necessary.

NOTE 5   EQUIPMENT AND IMPROVEMENTS

Major classes of equipment and improvements consist of the following:

	December 31,	
	2017	2016
Computer equipment	$ 70,592	$ 68,701
Office equipment	19,730	13,037
Furniture and fixtures	27,484	27,484
	117,806	109,222
Less accumulated depreciation	(107,414)	(102,564)
	$ 10,392	$ 6,658

NOTE 6   COMMITMENTS AND CONTINGENCIES

The Company may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business.   As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

NOTE 7   SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 15, 2018, the date which the financial statements were available to be issued. No events occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statement.